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                                                                   EXHIBIT 10.26

                              [LETTERHEAD]

October 11, 1999

By overnight and facsimile: 650-357-8355
Susan M. Kanaya
1421 Woodberry Avenue
San Mateo, CA 94403

Dear Susan:

On behalf of Kosan Biosciences, I am pleased to extend to you an offer for the position of Vice President, Finance and Chief Financial Officer, reporting to me. Your principal responsibilities will involve (1) directing and managing our financial functions, including accounting, audit, budgeting, financial reporting, financial analysis and planning, and risk and cash management, (2) implementation and maintenance of appropriate accounting, cash management and investment systems and policies, and an effective system of internal controls,
(3) coordination of the company's financing strategy, and (4) participation in corporate partnering negotiations and preparation for a public offering, and (5) participation as a member of the senior management team. Also, we welcome your efforts in other areas of management consistent with corporate objectives as your time, interests and talents permit.

The monthly salary for this position is $14,375. Payroll is distributed twice a month, on the 15th and last day of each month. We also offer an attractive benefits package, including life, medical, dental and disability insurance plans and a 401k plan. Your start date will be as soon as practicable, but in no event later than November 8, 1999. If you join us on or prior to that date, you will receive a signing bonus of $20,000, payable with your first paycheck.

In addition, I am pleased to offer options to purchase 45,000 shares of Kosan Biosciences Common Stock under the Kosan Stock Option Plan. The options will vest over four years, with one-fourth of the options vesting after one year of employment and the remainder vesting in equal monthly increments over the remaining three years. You also would be granted an additional 5,000 options, which would vest fully on completion of one full year of employment with Kosan or upon termination of your employment other than for "cause" or upon your voluntary termination of employment for "good reason." The exercisability of all 50,000 options will accelerate to the effective date of a change of control of Kosan. These offers of options are subject to the approval of the Board of Directors and your execution of our standard Stock Option Agreement. The exercise price will be equal to the fair market value of the stock on the date the Board or the Compensation Committee approves the stock options. We plan to effectuate the grant by means of a Compensation Committee consent effective as of the first day of your employment.


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Kosan would loan to you $50,000 to replace your existing loan arrangement, on terms substantially similar to the terms of your current loan from your employer, provided that the interest rate will be the rate necessary to avoid imputed interest and the term for forgiveness will be three years from your start date.

For the purposes of federal immigration law, you will be required to provide Kosan documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire. Kosan also requires that you sign an Employee Proprietary Information and Invention Assignment Agreement.

Your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. However, in the event of the involuntary termination of your employment for other than for "cause" or your voluntary termination of employment for "good reason" during the two years following the start of your employment, you will receive (a) separation pay in the form of a continuation of your base salary, in regular payroll installments (less withholdings and deductions required by law) for a period of six months following the effective date of the termination of employment and (b) an additional six months of vesting on your original 45,000 share option grant. If such termination occurs following a change of control, the period of separation pay will be twelve months. You will be required to sign a general release in order to receive these payments. No separation pay or additional vesting will be provided in the event of a termination of employment for "cause" or if termination is due to death, disability, retirement or voluntary resignation other than for "good reason."

As used in this letter agreement, "cause" shall mean (i) any breach of this agreement or your other obligations to the Company under the Employee Proprietary Information and Invention Assignment Agreement by
   you which is not cured within 30 days after notice of breach is provided to you by the Company, (ii) your conviction of a felony or crime involving moral turpitude, (iii) theft, dishonesty or willful misconduct or misrepresentation in connection with, or in the course of, your duties arid responsibilities, or
  (iv) gross insubordination or gross refusal to perform reasonable and lawful directives from your superiors, which you fail to correct within 30 day after written notice. "Good reason" shall mean that, without your consent, (i)
 your rate of annual base pay is materially reduced, (ii) there is a material diminution in your duties, or the assignment to you of duties that are materially inconsistent with your duties or that materially impair your ability to perform your duties, (iii) there is a material breach of this letter agreement by Kosan that is not remedied in a reasonable period of time after Kosan's receipt of written notice from you specifying such breach, (iv) failure of a successor to Kosan to assume Kosan's obligations under this letter agreement or (v) you are required to relocate your business location more than fifty miles from our current location.

In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitation Association in San Francisco, California. However, this arbitration provision shall not apply to any disputes


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or claims relating to or arising out of the misuse or misappropriation of the
Company's trade secrets or proprietary information.

You agree that while you are an employee you will not engage in any activities that conflict with your obligations to the Company and that you will abide by company rules and regulations.

To indicate your acceptance of our offer, please sign and date one copy of this letter in the space provided below and return it to me in the enclosed envelope at your earliest convenience. This letter, along with any agreements relating to proprietary rights or stock purchase between you and Kosan, set forth the terms of your employment with Kosan and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by Kosan and by you.

We are very excited at the prospect of your joining Kosan Biosciences and becoming a key contributor to our efforts. Please do not hesitate to contact me if you have any questions. This offer will remain open until October 15, 1999 at which time it will expire if not previously accepted in writing.

Sincerely,

Kosan Biosciences, Inc.
By:      /s/ Michael S. Ostrach                   AGREED AND ACCEPTED:

                  MSO                             /s/ Susan Kanaya
         -------------------------                -------------------
         Michael S. Ostrach                       Susan M. Kanaya
         Chief Operating Officer                  Date: 10/13/99